恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

082-01561

07026960

Our Ref.: HASE/TL/HL/05150

6th August, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

<u>Re: Announcement – Connected Transactions</u>

We enclose for your information a copy of the Company's announcement on 3rd August, 2007 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
OCT 0 1 2007
THOMSON
FINANCIAL

dlw 9/27

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

(1) ACQUISITION OF 100% INTEREST IN AMANWANA LIMITED

AND

(2) ACQUISITION OF 25% INTEREST IN SHELLSON INTERNATIONAL LIMITED, 50% INTEREST IN PERLIN DEVELOPMENT LIMITED AND 50% INTEREST IN QUICKCENTRE PROPERTIES LIMITED

CONSTITUTING CONNECTED TRANSACTIONS

THE ACQUISITIONS

On 3 August 2007, Henderson China, an indirect wholly-owned subsidiary of the Company entered into two agreements:

(1) Henderson China, Well Line and Mr. Lee entered into the First Acquisition Agreement pursuant to which (i) Henderson China acquires from Well Line and Mr. Lee the Amanwana Interest; and (ii) Henderson China, Well Line and Mr. Lee agree to the First Loan Acquisition. The First Acquisition Completion took place on the same day, and Amanwana becomes an indirect wholly-owned subsidiary of the Company and its financials will be consolidated into the Group; and

(2) Henderson China and Mr. Lee entered into the Second Acquisition Agreement pursuant to which (i) Henderson China acquires from Mr. Lee the Shellson Interest, the Perlin Interest and the Quickcentre Interest; and (ii) Henderson China and Mr. Lee agree to the Second Loan Acquisition. The Second Acquisition Completion also took place on the same day, and each of Shellson, Perlin and Quickcentre becomes an indirect wholly-owned subsidiary of the Company and its financials will be or continue to be consolidated into the Group.

The consideration for the acquisition of the interest in, and the Shareholder's Loan of, each Target Company pursuant to the Acquisitions is equal to the sum of the Attributable Net Asset Value and the amount of the Shareholder's Loan of the respective Target Companies. An amount of HK$2,081.6 million was, upon Completion, paid by Henderson China in cash to Mr. Lee and Well Line (in the case of the First Acquisition) which amount was the estimate of the aggregate amount of the Attributable Net Asset Value of the Target Companies and the amount of the Shareholder's Loans. There will be post Completion adjustment to the consideration if, based on the unaudited consolidated accounts of the Target Companies as at 31 July 2007, the Attributable Net Asset Value of the Target Companies and the Shareholder's Loans does not amount to HK$2,081.6 million.

LISTING RULES IMPLICATIONS

As Mr. Lee is the Vice-Chairman and an executive director of the Company and Well Line is a wholly-owned subsidiary of Henderson Development Limited which is a substantial shareholder of the Company (thus both are connected persons of the Company), the entering into of the Acquisition Agreements constitutes connected transactions for the Company.

As the applicable percentage ratios for the Acquisitions exceed 0.1% but are less than 2.5%, the Acquisitions are only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules.

THE FIRST ACQUISITION AGREEMENT DATED 3 AUGUST 2007

The parties

Vendors : (1) Mr. Lee, the Vice-Chairman and an executive director of the Company

(2) Well Line

Purchaser : Henderson China, an indirect wholly-owned subsidiary of the Company

Assets to be acquired

The First Acquisition comprises the acquisition by Henderson China of the Amanwana Interest and the First Loan Acquisition.

The Amanwana Interest represents 100% interest in Amanwana as at the date of this announcement. Upon the First Acquisition Completion, Amanwana becomes an indirect wholly-owned subsidiary of the Company and its financials will be consolidated into the Group.

INFORMATION ON AMANWANA

Amanwana is a company incorporated in Hong Kong with limited liability and is an investment holding company. As at the date of the First Acquisition Agreement, Amanwana owns 100% interest in a PRC company which is principally engaged in property construction and development. Such PRC company currently holds a piece of land with a total site area of approximately 107,306 square feet at Lot No.155, Nanjing Road East, Huangpu District, Shanghai, the PRC. The site sits right at the starting point of the famous walking street. It is expected that the commercial development to be built on the site, with Tange Associates being the design architect, will be of very high commercial value in Huangpu District. Amanwana is owned as to 50% by Well Line and 50% by Mr. Lee. According to the accounts of Amanwana, the original subscription costs of interests in Amanwana to Mr. Lee and Well Line were HK$50 and HK$50 respectively.

Based on the audited consolidated financial statements of Amanwana, the audited loss before taxation and loss after taxation for the years ended 30 June 2005 and 2006 and the unaudited profit before taxation and profit after taxation for the six months ended 31 December 2006 are set out in the following table:

Target Company	**Profits (Loss)**	**(Audited) Year ended 30 June 2005** *HK$*	**(Audited) Year ended 30 June 2006** *HK$*	**(Unaudited) Six months ended 31 December 2006** *HK$*
Amanwana	before taxation	(1,730,906)	(328,692)	825
	after taxation	(1,730,906)	(328,692)	825

The losses for the years ended 30 June 2005 and 2006 were due to the write-off of other receivables whereas the gain for the six months ended 31 December 2006 was interest income.

Based on the audited consolidated financial statements of Amanwana, the audited consolidated net liabilities as at 30 June 2006 and the unaudited consolidated net liabilities as at 31 December 2006 and 30 June 2007 of Amanwana are set out in the following table:

Target Company	**Net Liabilities**	**(Audited) As at 30 June 2006** *HK$*	**(Unaudited) As at 31 December 2006** *HK$*	**(Unaudited) As at 30 June 2007** *HK$*
Amanwana	Consolidated net liabilities attributable to shareholders	114,352,139	114,091,324	83,043,630

THE SECOND ACQUISITION AGREEMENT DATED 3 AUGUST 2007

The parties

Vendor	:	Mr. Lee, the Vice-Chairman and an executive director of the Company
Purchaser	:	Henderson China, an indirect wholly-owned subsidiary of the Company

Assets to be acquired

The Second Acquisition comprises the acquisition by Henderson China of the Shellson Interest, the Perlin Interest, the Quickcentre Interest and the Second Loan Acquisition.

The Shellson Interest represents 25% interest in Shellson; the Perlin Interest represents 50% interest in Perlin; and the Quickcentre Interest represents 50% interest in Quickcentre as at the date of this announcement. Upon the Second Acquisition Completion, each of Shellson, Perlin and Quickcentre becomes an indirect wholly-owned subsidiary of the Company and its financials will be or continue to be consolidated into the Group.

INFORMATION ON SHELLSON, PERLIN AND QUICKCENTRE

Shellson is a company incorporated in Hong Kong with limited liability and is an investment holding company. As at the date of the Second Acquisition Agreement, Shellson holds an apartment for owner-occupation in Chaoyang District, Beijing, the PRC and owns 100% interest in a PRC company which is principally engaged in property investment and development. Such PRC company currently holds a property which comprises (1) a commercial podium plus a car park basement; (2) apartment and office towers held for investment and sale in Dongcheng District, Beijing, the PRC. Shellson is currently owned as to 75% by an indirect wholly-owned subsidiary of Henderson China and 25% by a company beneficially owned by Mr. Lee and its financials are consolidated into the Group. According to the accounts of Shellson, the original subscription cost of interest in Shellson to Mr. Lee is HK$25.

Perlin is a company incorporated in Hong Kong with limited liability and is an investment holding company. As at the date of the Second Acquisition Agreement, Perlin owns 75% interest in a PRC company which is principally engaged in property investment and development and currently holds a property which comprises (1) a commercial podium plus car parks; and (2) remaining portions of an office tower held for investment and sale in Zhabei District, Shanghai, the PRC. Perlin is currently owned as to 50% by Henderson China and 50% by a company beneficially owned by Mr. Lee. The financials of Perlin, being an associated company, are equity accounted for in the accounts of the Group. According to the accounts of Perlin, the original subscription cost of interest in Perlin to Mr. Lee was HK$5.

Quickcentre is a company incorporated in the British Virgin Islands with limited liability and is an investment holding company. As at the date of the Second Acquisition Agreement, Quickcentre owns one third interest in Maxfine which in turn holds 90% interest in Shanghai Jianmei which is principally engaged in property investment and development. Shanghai Jianmei currently holds a property which comprises (1) a two-storey commercial podium plus a car park basement; and (2) some units in a residential tower held for investment and sale in Jingan District, Shanghai, the PRC. Two sale contracts had been entered into in May 2007 for sale of the two-storey commercial podium. The sale contracts are expected to be completed before March 2008. Quickcentre is currently owned as to 50% by Henderson China and 50% by a company beneficially owned by Mr. Lee. The financials of Quickcentre, being an associated company, are equity accounted for in the accounts of the Group. According to the accounts of Quickcentre, the original subscription cost of interest in Quickcentre to Mr. Lee was US$1.

Based on the audited financial statements of Shellson, Perlin and Quickcentre, the audited profit (loss) before taxation and profit (loss) after taxation for the years ended 30 June 2005 and 2006 and the unaudited profit (loss) before taxation and profit (loss) after taxation for the six months ended 31 December 2006 are set out in the following table:

Target Company	**Profits (Loss)**	**(Audited) Year ended 30 June 2005** *HK$*	**(Audited) Year ended 30 June 2006** *HK$*	**(Unaudited) Six months ended 31 December 2006** *HK$*
Shellson	before taxation (consolidated)	(344,545,805)	(128,225,513)	(8,983,740)
	after taxation (consolidated)	(260,825,805)	(119,795,513)	(17,463,740)
Perlin	before taxation	45,850,926	181,648,424	24,449,930
	after taxation	45,850,926	181,648,424	24,449,930
Quickcentre	before taxation	(501,874)	2,076,537	2,697,749
	after taxation	(501,874)	2,076,537	2,697,749

The losses of Shellson for the years ended 30 June 2005 and 2006 were mainly attributable to the decrease in fair value of the properties held by it. Part of the losses was from operation.

The profits of Perlin for the years 2005 and 2006 were normal operating profits and the increase in profits for the year ended 30 June 2006 was mainly attributable to the write-back of impairment losses in interest in an associated company.

The losses of Quickcentre for the year ended 30 June 2005 were normal operating losses whereas the profits for the year ended 30 June 2006 were mainly attributable to the increase in fair value of the investment properties held by it.

Properties owned by Shellson, Perlin and Quickcentre are situated in very different locations in the PRC with different income-generating ability, and therefore derive different results.

Based on the audited financial statements of Shellson, Perlin and Quickcentre, the audited net asset value (liabilities) as at 30 June 2006 and the unaudited net asset value (liabilities) as at 31 December 2006 and 30 June 2007 of each of the above Target Companies are set out in the following table:

Target Company	Net Asset Value (Liabilities)	(Audited) As at 30 June 2006 *HK$*	(Unaudited) As at 31 December 2006 *HK$*	(Unaudited) As at 30 June 2007 *HK$*
Shellson	Consolidated net (liabilities) assets attributable to the shareholders	(25,592,164)	18,564,481	119,527,826
Perlin	Net liabilities attributable to the shareholders	(509,130,024)*	(472,322,781)*	(431,943,206)
Quickcentre	Net liabilities attributable to the shareholders	(113,272,380)*	(112,866,148)*	(111,669,736)

* *Although Perlin and Quickcentre are making profits in 2006, they are in net liabilities position due to accumulated losses from previous years.*

CONSIDERATION

The consideration for the acquisition of the interest in, and the Shareholder's Loan of, each Target Company pursuant to the Acquisitions is equal to the sum of the Attributable Net Asset Value and the amount of the Shareholder's Loan of such Target Company. In the event that the Attributable Net Asset Value is a negative figure, the consideration for the acquisition of the interest in the relevant Target Company shall be HK$1 and the consideration for the acquisition of the Shareholder's Loan shall be the amount of Shareholder's Loan minus HK$1 and then plus the negative figure which is the amount of the Attributable Net Asset Value so that the result will be a figure which is less than the amount of the Shareholder's Loan.

Attributable Net Asset Value means, (i) in relation to Amanwana, the consolidated net asset value of Amanwana based on its unaudited consolidated balance sheet as at 31 July 2007; and (ii) in relation to Shellson, Perlin or Quickcentre, Mr. Lee's percentage interest in such company multiplied by the net asset value (consolidated where applicable) of such company based on its unaudited balance sheet (consolidated where applicable) as at 31 July 2007; as adjusted by replacing in full the value of the interests in the properties comprised therein with the value of such interests as agreed between the respective parties to the Acquisition Agreements and set out therein. Any amount equal to any tax on any gain (but not loss) or any appreciation in value arising if the interests in the properties were sold at the agreed values on the relevant completion date to the extent that provision therefor has not been made in the accounts would be covered by an indemnity given by Well Line (in the case of the First Acquisition) and Mr. Lee pursuant to a deed of tax covenant, which also provides for other payments in respect of certain tax liabilities relating to events occurring on or before the Completion Date. The values of the interests in the properties referred to in such adjustment were agreed between the respective parties in the Acquisition Agreements based on the valuation of the interests in the properties as at 30 June 2007 made by an independent valuer.

An amount of HK$2,081.6 million was, upon Completion, paid by Henderson China in cash to Mr. Lee and Well Line (in the case of the First Acquisition) which amount was the estimate of the aggregate amount of the Attributable Net Asset Value of the Target Companies and the amount of the Shareholder's Loans. There will be post Completion adjustment to the consideration if, based on the unaudited consolidated accounts of the Target Companies as at 31 July 2007, the Attributable Net Asset Value of the Target Companies and the Shareholder's Loans do not amount to HK$2,081.6 million. There is no cap for the consideration as the figures as at 31 July 2007 are almost finalized as at the date of this announcement, no material post completion adjustment is expected.

The following table sets out the breakdown of the consideration for each of the Target Companies based on the unaudited consolidated accounts of the Target Companies as at 31 July 2007:

Target Company	**Share Consideration** *HK$*	**Loan Consideration** *HK$*	**Total Consideration** *HK$*
Amanwana	593,779,128	762,871,478	1,356,650,606
Shellson	51,845,975	467,781,780	519,627,755
Perlin	1	194,987,890	194,987,891
Quickcentre	1	10,351,664	10,351,665

WARRANTIES

Customary warranties (including those in relation to title to assets, accounts, record keeping and compliance with law and material contracts) are given by Mr. Lee and Well Line (in the case of the First Acquisition) to Henderson China pursuant to the Acquisition Agreements.

COMPLETION

Both the First Acquisition Completion and the Second Acquisition Completion had taken place on the Completion Date.

REASONS FOR AND BENEFITS OF THE ACQUISITIONS

The Board considers that the Acquisitions will allow the Group to better manage the property portfolios and/or take full control of the development of the land through its 100% interest in the Target Companies, which will further enhance the property portfolios of the Company and the intrinsic values of such properties and land in the PRC.

The Board (including the independent non-executive directors) consider that the terms of the Acquisitions are fair and reasonable, on normal commercial terms and are entered into in the usual and ordinary course of business of the Group and is in the interests of the Company and its shareholders as a whole.

GENERAL

The principal business activities of the Group are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding.

The principal business activities of both Henderson Development Limited and Well Line are investment holding.

LISTING RULES IMPLICATIONS

As Mr. Lee is the Vice-Chairman and an executive director of the Company and Well Line is a wholly-owned subsidiary of Henderson Development Limited which is a substantial shareholder of the Company (thus both are connected persons of the Company), the entering into of the Acquisition Agreements constitutes connected transactions for the Company.

As the applicable percentage ratios for the Acquisitions exceed 0.1% but are less than 2.5%, the Acquisitions are only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules.

DEFINITIONS

"Acquisitions"	the First Acquisition and the Second Acquisition
"Acquisition Agreements"	the First Acquisition Agreement and the Second Acquisition Agreement
"Amanwana"	Amanwana Limited, a company incorporated in Hong Kong with limited liability and is one of the Target Companies
"Amanwana Interest"	100% interest in Amanwana acquired by Henderson China under the First Acquisition Agreement
"Attributable Net Asset Value"	has the meaning given to such term under the sub-section headed "Consideration" of this announcement
"Board"	the board of directors of the Company
"Company"	Henderson Land Development Company Limited, which shares are listed on the Stock Exchange
"Completion"	the First Acquisition Completion and the Second Acquisition Completion
"Completion Date"	3 August 2007, being the date on which Completion took place
"connected person(s)"	has the meaning given to it by the Listing Rules

"First Acquisition"	the acquisition by Henderson China of the Amanwana Interest and the First Loan Acquisition pursuant to the First Acquisition Agreement
"First Acquisition Agreement"	the acquisition agreement dated 3 August 2007 entered into between Mr. Lee, Well Line and Henderson China in relation to the First Acquisition
"First Acquisition Completion"	completion of the First Acquisition
"First Loan Acquisition"	the assignment of the Shareholder's Loans by Mr. Lee and Well Line to Henderson China pursuant to the First Acquisition Agreement
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Henderson China"	Henderson China Holdings Limited, a company incorporated in Bermuda and is indirectly wholly-owned by the Company
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maxfine"	Maxfine Development Limited, a company incorporated in Hong Kong with limited liability and is owned as to one third by Quickcentre
"Mr. Lee"	Mr. Lee Ka Kit, the Vice-Chairman and an executive director of the Company
"PRC"	the People's Republic of China which for the purpose of this announcement excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"Perlin"	Perlin Development Limited, a company incorporated in Hong Kong with limited liability and is one of the Target Companies
"Perlin Interest"	50% interest in Perlin acquired by Henderson China under the Second Acquisition Agreement
"Quickcentre"	Quickcentre Properties Limited, a company incorporated in the British Virgin Islands with limited liability and is one of the Target Companies
"Quickcentre Interest"	50% interest in Quickcentre acquired by Henderson China under the Second Acquisition Agreement

"Second Acquisition"	the acquisition by Henderson China of the Shellson Interest, the Perlin Interest and the Quickcentre Interest and the Second Loan Acquisition pursuant to the Second Acquisition Agreement
"Second Acquisition Agreement"	the acquisition agreement dated 3 August 2007 entered into between Mr. Lee and Henderson China in relation to the Second Acquisition
"Second Acquisition Completion"	completion of the Second Acquisition
"Second Loan Acquisition"	the assignment of the Shareholder's Loans by Mr. Lee (or the companies controlled by him) to Henderson China pursuant to the Second Acquisition Agreement
"Shanghai Jianmei"	上海建美房產發展有限公司(Shanghai Jianmei Property Development Co. Ltd.*), a company incorporated in the PRC with limited liability and is owned as to 90% by Maxfine
"Shareholder's Loan"	in relation to a Target Company, the shareholder's loan owing by such company and (if any) its subsidiaries to Mr. Lee (or the companies controlled by him) and/or Well Line as at 31 July 2007 (which amount shall remain the same as at the Completion Date)
"Shellson"	Shellson International Limited, a company incorporated in Hong Kong with limited liability and is one of the Target Companies
"Shellson Interest"	25% interest in Shellson acquired by Henderson China under the Second Acquisition Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Target Companies"	Shellson, Perlin, Quickcentre and Amanwana, and "Target Company" means any one of them
"US$"	US Dollars, the lawful currency of the United States
"Well Line"	Well Line Development Limited, a company incorporated in Hong Kong with limited liability
"%"	per cent.

By Order of the Board
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 3 August 2007

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

** For identification purpose only*

END